October 17, 2024

Stuart Drummond
Interim Chief Financial Officer
CUTERA INC
3240 Bayshore Boulevard
Brisbane , California 94005

        Re: CUTERA INC
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 8-K Filed March 21, 2024
            Response Letter Dated September 20, 2024
            File No. 000-50644
Dear Stuart Drummond:

        We have reviewed your September 20, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 5, 2024 letter.

Form 8-K Filed March 21, 2024
Exhibit 99.1

1. We note your response to comment 1. As the retention plan costs represent a normal, recurring operating expense, we request that you discontinue including this adjustment in your non-GAAP measures for any period presented in accordance with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.
 October 17, 2024
Page 2




                   Sincerely,

                   Division of Corporation Finance
                   Office of Industrial Applications and
                   Services